UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 3)*

Medivation, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

58501N101
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58501N101	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER

		0

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		2,111,166
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH
	8	SHARED DISPOSITIVE POWER

		2,111,166

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,111,166
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 58501N101	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Knoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	5	SOLE VOTING POWER

		0

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		2,111,166
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH
	8	SHARED DISPOSITIVE POWER

		2,111,166

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,111,166
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 58501N101	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Europa International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	5	SOLE VOTING POWER

		0

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		2,050,666
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH
	8	SHARED DISPOSITIVE POWER

		2,050,666

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,050,666
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 58501N101	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer

Medivation, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

201 Spear Street, 3rd Floor
San Francisco, CA  94105

Item 2(a).	Name of Persons Filing

Knoll Capital Management LP (“KCMLP”)
Fred Knoll (“Knoll”)
Europa International, Inc. (“Europa”)

(together, the “Filing Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address for each of KCMLP, Knoll and Europa is 1114 Avenue of the Americas, 45th Floor, New York, New York  10036.

Item 2(c).	Citizenship

KCMLP is a limited partnership formed and existing under the laws of the State of Delaware.
Knoll is a citizen of the United States.
Europa is a company organized under the laws of the British Virgin Islands.

Item 2(d).	Title of Class of Securities

This statement on Schedule 13G is being filed with respect to Common Stock, $0.01 par value per share (the “Common Stock”) of the Issuer.

Item 2(e).	CUSIP Number

58501N101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 58501N101	13G	Page 6 of 9 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing:

Each of KCMLP and Knoll beneficially own 2,111,166 Shares of the Issuer’s Common Stock, consisting of (i) 1,000,066 shares of the Issuer’s Common Stock owned directly by Europa; (ii) immediately exercisable call options owned by Europa to purchase 1,050,600 shares of the Issuer’s Common Stock; and (iii) immediately exercisable call options owned by Knoll Special Opportunities Fund II Master Fund Ltd. (the “Knoll Fund”) to purchase 60,500 shares of the Issuer’s Common Stock. KCMLP is the investment manager of Europa and a manager of KOM Capital Management, LLC, the investment manager of  the Knoll Fund. Knoll is the President of KCMLP.

Europa directly owns 2,050,666 Shares of the Issuer’s Common Stock consisting of (i) 1,000,066 shares of the Issuer’s Common Stock; and (ii) immediately exercisable call options to purchase 1,050,600 shares of the Issuer’s Common Stock.

(b)
Percent of class: As of the date of this filing (taking into consideration that 33,509,577 shares of the Issuer’s Common Stock are issued and outstanding as reported in the Issuer’s 10-Q for the period ended September 30, 2009 as filed with the Securities and Exchange Commission on November 4, 2009):

The 2,111,166 shares of the Issuer’s Common Stock beneficially owned by each of KCMLP and Knoll constitute 6.1% of the Issuer’s Common Stock outstanding.

           The 2,050,666 shares of the Issuer’s Common Stock beneficially owned by Europa constitute 5.9% of the Issuer’s Common Stock outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

KCMLP, Knoll and Europa share the power to vote or direct the vote of those shares of Common Stock owned by Europa.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

CUSIP No. 58501N101	13G	Page 7 of 9 Pages

KCMLP, Knoll and Europa share the power to dispose of or direct the disposition of those shares of Common Stock owned by Europa.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58501N101	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2010	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: January 29, 2010		/s/ Fred Knoll
Fred Knoll

Dated: January 29, 2010	EUROPA INTERNATIONAL, INC.

By: Knoll Capital Management, L.P., Investment Manager

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 58501N101	13G	Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: January 29, 2010	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: January 29, 2010		/s/ Fred Knoll
Fred Knoll

Dated: January 29, 2010	EUROPA INTERNATIONAL, INC.

By: Knoll Capital Management, L.P., Investment Manager

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President